UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated February 7, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: February 7, 2013

BluePhoenix Announces Service Upgrades and New Delivery Platform

Herzlia, Israel – February 7, 2013- BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the global leader in legacy language and database transformation, announced enhancements to its existing services and acknowledged development efforts for a new platform designed to change the way legacy modernization services are delivered.

The company has been refining its C# translation services since 2007, but made significant changes to the technology’s latest release.  “SQL Server and C# are high-growth target solutions for customers moving away from legacy environments,” says Matt Bell, Blue Phoenix CEO.  “The new release focuses on driving business value for customer during the translation process, as well as after the transition is complete.”

The new release generates maintainable code designed to make the target environment easier to use and more productive.  “Separation of the business logic, data access and presentation layers results in maintainable code,” explains Florin Sunel, Vice President of Engineering.  “This is different than a rehosting solution.  Our approach fortifies the architecture of the target deployment and solves the business problem of code maintenance and performance.”

“We are seeing an increasing demand from organizations to move away from Mainframes, including COBOL and Natural applications, as skilled resources retire,” says Bob Ellsworth, Worldwide Director of Platform Modernization, Microsoft Corp.  “By translating to maintainable C# code and utilizing SQL Server and Windows Server, businesses can address the skills shortage and more importantly enable the deployment of mobile, social and always connected experiences their customers demand.”

The enhancements also address customer cost savings.  “By using primitive data types, we’ve created a better way to preserve legacy data structures while enabling them for modern use,” says Sunel.  “There’s more efficient use of target environment resources immediately and also as they scale, adding savings over time.”

BluePhoenix also acknowledged the development of a new modernization delivery platform, codenamed Ringmaster.  “Ringmaster is designed to empower the customer with the data they need to make the best choices for modernization- before, during and after the translation process,” says Vice President of Marketing Rick Oppedisano.  “It’s a unified platform that solves very specific business problems over the lifecycle of a modernization project and sets the customer up for a successful outcome.”

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy language and database translation. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Rick Oppedisano
www.bphx.com
BluePhoenix Solutions
ricko@bphx.com